UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2012

Commission File Number: 001-32403

IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F-____	Form 40-F- X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 11, 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

EXHIBIT INDEX

99.1	Notice of Change of Auditor.

99.2	Letter from Deloitte & Touche LLP, in its capacity as former auditor, dated April 3, 2012.

99.3	Letter from PricewaterhouseCoopers LLP, in its capacity as successor auditor, dated April 3, 2012.